May 15, 2023

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nudrat Salik or Jeanne Baker

Re: CareMax, Inc.

Form 10-K for the Year Ended December 31, 2022

Form 10-K/A for the Year Ended December 31, 2021

Correspondence Letter dated March 30, 2023

File No. 1-39391

We are writing to address the comments raised in the letter to CareMax, Inc. (the “Company”), dated April 30, 2023, from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 and Annual Report on Form 10-K/A for the year ended December 31, 2021 (together, the “Reports”). The responses below correspond to the caption and number of the comment of the Staff (reproduced below in italics).

Form 10-K for the Year Ended December 31, 2022

Adjusted EBITDA, page 69.

1.
We note your response to comment 4. The restructuring and other line item in your reconciliation appears to include multiple components. Please provide us, and confirm that you will expand your disclosures to include, a breakdown of each component that is included in this line item with the corresponding amount. As it relates to incremental compensation and vendor expenses identified as temporary or duplicative as well as legal and professional expenses determined to be outside of the ordinary course of business, please help us better understand how you determined these costs were incremental, temporary, duplicative, and outside the ordinary course of business, rather than normal, recurring, cash operating expenses necessary to operate your business. Please address your consideration of the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations as updated December 13,

2022. In regard to restructuring costs, please also address your consideration of ASC 420 in determining that these costs should be characterized as restructuring costs.

Response:

In response to the Staff’s comment, beginning with the Form 10-Q for the three months ended March 31, 2023, the Company expanded its disclosure to include a breakdown of each significant component, within the Business Combination integration costs line item. The following is an example of such disclosure for the year ended December 31, 2022, as it would have appeared in the Company’s Annual Report on Form 10-K (in thousands):

Year ended December 31, 2022
Consulting and legal fees (a)	$5,058
Compensation expense (b)	4,425
Other (c)	2,433
$11,916

(a) Represents consulting and legal costs directly associated with efforts related to the integration of the two privately held companies that were combined in the Business Combination.

(b) Represents incremental compensation expense directly associated with efforts related to the integration of the two privately held companies that were combined in the Business Combination.

(c) Represents primarily vendor expenses identified as temporary or duplicative and/or expenses outside the ordinary course of business and not necessary to run the Company’s business.

With respect to whether identified costs were incremental, temporary, duplicative, and outside the ordinary course of business, rather than normal, recurring, cash operating expenses necessary to operate the Company’s business, the Company has assessed the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, and respectfully advises the Staff that, as detailed below, the Company has determined that such costs are not normal, recurring, cash operating expenses necessary to operate the Company’s business. The Company respectfully advises the Staff as follows with respect to such costs:

•
Consulting fees represent costs paid to a third-party firm for a one-time project that spanned several quarters beginning soon after the Business Combination was completed to review and advise upon the newly combined Company’s financial and operational structure. This type of project had not been incurred in the previous two years and is not expected to be incurred in the next two years, as the Business Combination was a one-time, extraordinary transaction. Accordingly, the Company believes that the consulting fees in question are not normal, recurring, or cash operating expenses necessary to operate the Company’s business.
•
Legal fees represented costs associated with the legal documentation for the newly combined companies. Since the Business Combination has closed, the Company does not expect to incur these types of costs in the future. Accordingly, the Company believes that the legal fees in question are a one-time occurrence and not a normal, recurring, cash operating expenses necessary to operate the Company’s business.
•
Compensation expenses represent incremental payroll costs directly associated with the integration efforts of the combined Company, such as stay-on bonuses for certain key employees, severance costs and costs of duplicative employees holding like positions at the predecessor companies. In the case of duplicative positions, the expectation was for the positions to be rationalized in the short-term. In other cases, there were departments and/or employees that were not part of the strategic vision of the go-forward combined company, and subsequently terminated. The Company has for the most part completed its integration efforts, including the employment actions identified above, the Company does not expect to incur material compensation expenses of the type identified above and believes that such expenses are not normal, recurring, or cash operating expenses necessary to operate the Company’s business.
•
Other primarily represents third-party vendor expenses that were deemed duplicate or temporary, such as vendors that were deemed unnecessary because they were providing services to one of the predecessor companies that were also being provided by another vendor to another predecessor company, but whose contracts required the payment of termination or other similar fees. Since such expenses were incurred expressly in connection with the termination of such services, the Company believes that such expenses are not normal, recurring, or cash operating expenses necessary to operate the Company’s business.

In consideration of ASC 420, the Company will label the line description going forward as “Business Combination integration costs”, instead of using the word “restructuring” as the costs do not fall within the scope of ASC 420.

2.
We note your response to comment 5. In regard to your Acquisition and Integration related costs line item presented in your reconciliation, please provide us, and confirm that you will expand your disclosures to include, a breakdown of each significant component with corresponding amount. For the integration related costs, including incremental payroll compensation expense for employees directly associated with services to achieve synergies, please address your consideration of the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations as updated December 13, 2022. Please specifically address how you determined that these are not normal, recurring, cash operating expenses necessary to operate your business.

Response:

In response to the Staff’s comment, beginning with the Form 10-Q for the three months ended March 31, 2023, the Company expanded its disclosure to include a breakdown of each significant component, within the Acquisition and integration related costs line item. The following is an example of such disclosure for the year ended December 31, 2022, as it would have appeared in the Company’s Annual Report on Form 10-K (in thousands):

Year ended December 31, 2022
Advisor and other professional fees (a)	$15,076
Compensation costs (b)	5,177
$20,253

(a) Includes payments to our third-party transaction advisory firm associated with transaction contracts, including the Steward transaction that was completed in November 2022. Also, costs include legal and accounting fees directly associated with contemplated or closed transactions.

(b) Includes incremental payroll compensation expense for employees directly associated with services to achieve synergies related to closed transactions.

With respect to whether the identified costs were normal, recurring, cash operating expenses necessary to operate the Company’s business, the Company has assessed the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, and respectfully advises the Staff that, as detailed below, the Company has determined that such costs are not normal, recurring cash operating expenses necessary to operate the Company’s business. The Company respectfully advises the Staff that these costs would not have been incurred if the Company did not pursue, contemplate, or complete acquisitions throughout 2021 and 2022. The Company believes that these contemplated or closed transactions are not required to operate the Company’s business of providing medical services and has determined that the referenced costs relate to discretionary acquisition efforts that are not recurring or normal costs.

The Company would not have incurred third-party transaction advisory, legal or accounting fees related to contemplated or closed transactions and such acquisitions are not necessary to operate the Company’s business. The compensation costs, as listed above, are associated with full-time employees or consultants that were hired with the responsibility to specifically provide transaction related services such as providing due diligence services and integration related services that would impact the level of synergies the Company expects to receive from the respective acquisitions. As these types of services are no longer needed, the Company expects to no longer addback the costs and notes that the respective consultants or full-time positions are either being eliminated or the employee in those positions are being re-purposed to other positions within the organization that are normal, recurring and necessary to operate the Company’s business. Such actions have already been taken to some degree through March 31, 2023.

3.
Given there appears to be some overlap between the restructuring and other line item and the acquisitions and integration related costs line item, please help us better understand the differences between the two line items.

Response:

The Company respectfully advises the Staff that the difference between the two-line items is that the Business Combination integration costs line item represent expenses associated with the June 2021 Business Combination and the acquisition and integration related costs line item represents costs associated with acquisitions entered into or contemplated by the Company subsequent to the June 2021 Business Combination.

Operating Metrics and Non-GAAP Platform Contribution and Pro Forma Platform Contribution, page 70

4.
We note your response to comment 3. Please help us better understand the nature of the reclassification that you discuss in note (a) to your reconciliation of Gross Profit to Platform Reconciliation. It appears these amounts have been reflected in your corporate, general and administrative expenses line item on your statements of operations and you have determined that they should be reflected in your determination of gross profit for purposes of this reconciliation. Please confirm. Please advise why the note indicates that the reclassification results in an increase to gross profit by $2.9 million during the three months ended December 31, 2022, which also appears inconsistent with your reconciliation.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff as follows:

The Company confirms that from October 1, 2021 to September 30, 2022, a portion of share-based compensation expense recorded in corporate, general and administrative expenses should have been reflected in cost of care expense. For the first three quarters of 2022, this amount totaled $2.9 million.

The Company reported share-based compensation expense within cost of care expense in the fourth quarter of 2022, inclusive of the $2.9 million reclassification of cumulative share-based compensation expense for the first three quarters of 2022.

Beginning with the Company’s Form 10-Q for the period ended March 31, 2023, the Company amended “note (a)” in the notes to the table as follows: “Gross profit reflects the reclassification of stock compensation expense previously included in corporate, general and administrative expenses, which decreased gross profit by $0.1 million during the three months ended December 31, 2021, $0.4 million during the three months ended March 31, 2022, $1.3 million during the three months ended June 30, 2022, $1.2 million during the three months ended September 30, 2022, and $1.2 million during the three months ended December 31, 2022.

As it relates to the misclassification, the Company performed a Statement of Accounting Bulletin No. 99 (“SAB 99”) analysis, which included reviewing the quantitative and qualitative factors as it relates to the impact to the 2022 and 2021 annual and quarterly periods. Based on the analysis, the Company concluded that the misclassification was immaterial to the users of the financial statements in all material respects. The misclassification had no impact on the 2022 full year financial statements or net income (loss) in any interim period. Additionally, the misclassification impact to the financial statements for the year ended December 31, 2021, was less than $0.3 million and had no impact to net income (loss) in any of the quarterly or year-end periods.

5.
Please expand your disclosures to provide a breakdown of the components of the pro forma adjustments line item in your determination of Pro forma Platform Contribution. Please disclose the nature of each component and the corresponding amount.

Response:

In response to the Staff’s comment, beginning with the Company’s Form 10-Q for the period ended March 31, 2023, the Company will include a breakdown of the components of the pro forma adjustments in our determination of Pro forma Platform Contribution, as follows (in thousands):

	Three Months Ended March 31, 2021			Three Months Ended June 30, 2021
	IMC	Care Holdings	Total	IMC	Care Holdings	Total
Gross profit prior to Business Combination	$8,326	$913	$9,239	$4,682	$932	$5,614
Depreciation and amortization prior to Business Combination	1,066	2	1,068	1,066	1	1,067
Pro forma adjustment	$9,392	$915	$10,307	$5,748	$933	$6,681

Critical Accounting Policies and Estimates Goodwill and Other Intangible Assets, page 79

6.
We note that you performed an annual goodwill impairment test as of December31, 2022, and recognized a goodwill impairment charge of $70.0 million, which was driven by the reduction of the market value of your stock price in December 2022. Given the materiality of your goodwill balance and that your market capitalization continues to be significantly less than your total equity, please tell us and expand your disclosures to explain how you determined the amount of goodwill impairment charge to record. In order to provide useful and meaningful disclosures that provide investors with the information necessary to understand how you determined the amount of an impairment charge as well as the probability of a future goodwill impairment, please provide the following disclosures:
•
Your consideration of the current market capitalization in your determination of fair value;
•
The percentage by which the estimated fair value exceeded carrying value as of the date of the most recent impairment test. Address how you determined such fair value in light of your current market capitalization;
•
The specific critical assumptions used in your fair value determination;
•
The degree of uncertainty associated with your key assumptions and how changes in key assumptions could impact your fair value determination; and
•
Potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions.

Response:

In response to the Staff’s comment, beginning with the Company’s Form 10-K for the year ending December 31, 2023, the Company will enhance its disclosures within the Critical Accounting and Estimates section of the Form 10-K. The following is an example of such disclosures as they would have appeared in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (deletions appear as ~~strike through~~ and additions in bold and underline):

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price consideration of an acquired business over the fair value of the underlying net tangible and intangible assets acquired. We test goodwill for impairment at least annually on December 31st or more frequently if triggering events occur or other impairment indicators arise which might impair recoverability. These events or circumstances ~~would~~ could include a significant change in the business climate, legal factors, operating performance indicators, competition, sale, disposition of a significant portion of the business or other factors. Potential impairment indicators may include, but are not limited to; the results of our most recent annual or interim impairment testing, downward revisions to internal forecasts, and the magnitude thereof, if any, declines in our market capitalization below our book value, and the magnitude and duration of those declines, if any, and other macroeconomic factors, such as increases in interest rates that may affect the weighted average cost of capital.

ASC 350, Intangibles—Goodwill and Other, allows entities to first use a qualitative approach to test goodwill for impairment by determining whether it is more likely than not (a likelihood of greater than 50%) that the fair value of a reporting unit is less than its carrying value. If the qualitative assessment supports that it is more likely than not that the fair value of the asset exceeds its carrying value, a quantitative impairment test is not required. If the qualitative assessment ~~supports that it is more likely than not that~~ does not support the fair value of the asset, ~~exceeds its carrying value~~ the Company will perform the quantitative goodwill impairment test, ~~is not required. If the qualitative assessment does not support~~ in which we compare the fair value of ~~the asset the Company will perform the quantitative impairment test, in which we compare the fair value of~~ the reporting unit, that we primarily determine using an income approach based on the present value of expected future cash flows ~~or~~ and a market approach, using a weighted average between the two approaches, to the respective carrying value, which includes goodwill. If the fair value of the reporting unit exceeds its carrying value, then goodwill is not considered impaired. If the carrying value is higher than the fair value, the difference would be recognized as an impairment loss. ~~We considered the effect of the overall economy and resulting impact on goodwill.~~

Goodwill is tested for impairment at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (referred to as a component). Our single operating segment is also our single reporting unit as we do not have segment managers and there is no discrete information reviewed at a level lower than the consolidated entity level. All of our assets and liabilities are assigned to this single reporting unit. We estimate the fair value of our reporting unit using both the income and market method. Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates and market factors. Estimating the fair value of the Company’s reporting unit requires us to make assumptions and estimates regarding our future plans, as well as market participants, industry, economic, and regulatory conditions. The critical assumptions and estimates include terminal growth rates, weighted average cost of capital and quoted stock price. If current expectations of future growth rates, margins and cash flows are not met, or if market factors outside of our control change significantly, including discount rates, relevant market multiples, company share price and other market factors, then our reporting unit might become impaired in the future, negatively impacting our operating results and financial position.

As a result of our goodwill impairment testing performed as of December 31, 2022, we ~~have~~ concluded that the carrying value of the CareMax reporting unit was higher than its estimated fair value by 12.0% or $70.0 million, and accordingly, we recognized a goodwill impairment charge of $70.0 million. ~~The calculation of the fair value of the CareMax reporting unit involved a number of estimates and assumptions, including the long-term projected growth rate and our market capitalization.~~ As a result, there was zero headroom in the CareMax reporting unit as of December 31, 2022. If all other assumptions were held constant and the long-term projected growth rate was decreased by 50 basis points, the estimated fair value would decrease by approximately 1% or approximately $7.0 million. If all other assumptions were held constant and the quoted share price decreased by 10%, the estimated fair value would decrease by approximately ~~0.5~~ 6.1% or $40.0 million. If all other assumptions were held constant and the weighted average cost of capital increased by 100 basis points, the estimated fair value would decrease by approximately 2.0% or $9.0 million. There is no assurance that actual results will not differ materially from the underlying assumptions used to prepare discounted cash flow analyses. Further adverse changes to macroeconomic conditions or our earnings forecasts could lead to additional goodwill or intangible asset impairment charges in future periods and such charges could be material to our results of operations.

The Company does not have any indefinite-lived intangibles. Our definite-lived intangibles primarily consist of risk-based contracts and provider networks. Risk contracts and provider networks represent the estimated values of customer relationships or provider networks, respectively, of acquired businesses and have definite lives. We amortize our intangibles on a straight-line basis over their estimated useful lives ranging from two to eleven years, except for certain risk contracts, which are amortized using the accelerated method. The determination of fair values and useful lives requires us to make significant estimates and assumptions. These estimates include, but are not limited to, future expected cash flows from acquired capitation arrangements from a market participant perspective, patient attrition rates, discount rates, and costs and years to replicate acquired provider networks.

Additionally, the following is an example of the expanded footnote disclosure for the year ended December 31, 2022, as it would have appeared in the Company’s Annual Report on Form 10-K, as follows:

In accordance with ASC 350, the Company performed its annual impairment test as of December 31, 2022. Due to the reduction of the Company’s stock price and market capitalization as of December 31, 2022, the Company performed a quantitative analysis, which determined that the Company’s estimated fair value, using a weighted average of the income and market approach, which would imply a control premium, was less than its carrying value as of December 31, 2022 by 12.0% or $70.0 million. Additionally, the Company performed a market capitalization reconciliation to further support the Company’s estimated fair value and support the implied control premium, which was validated through a review of cost synergies that a market participant would be able to achieve. As a result of the valuation test and the market capitalization reconciliation, the Company recorded a $70.0 million goodwill impairment charge, which has been reflected in goodwill impairment in the accompanying statements of operations for the year ended December 31, 2022.

Amendment No. 2 to the Form 10-K for the Year Ended December 31, 2021

Restatement of Previously Reported Financial Statements, page F-9

7.
Please tell us how you accounted for the equity consideration paid to the real estate advisor in July 2021, including the consideration which led to the recording of prepaid assets. Address the following:
•
Describe each component of the equity consideration paid as part of the arrangement, including the Series A Warrants and Series B Warrants, explain how you accounted for each component, and identify the accounting guidance you used in determining the appropriate accounting for the component; and
•
Explain why the asset amount increased from $111 million to $173 million at September 30, 2022, including what caused this significant increase. In this regard, we only note your disclosure that indicates you recorded $7.6 million to reflect vesting of 1,500,000 Series B Warrant Shares.

Response:

The Company acknowledges the Staff’s comment and respectfully provides the following description of the Company’s accounting for the equity consideration paid to its real estate advisor in July 2021. The response is in context of the 2021 10-K/A and Q3 2022 10-Q/A, in which the Company’s lease considerations were performed in accordance with ASC 840.

On July 13, 2021, the Company entered into an Exclusive Real Estate Advisory Agreement (“Advisory Agreement”) with the Related Companies, L.P. and Related CM Advisor, LLC (collectively “Related”). Pursuant to the terms of the Advisory Agreement, Related will advise the Company on opening new medical centers nationwide, including services to source new clinic opportunities nationally, provide resident and market data/insights to help inform the Company’s marketing, expansion, business development and other strategic plans, and assist in negotiation of real estate leases.

In exchange for the real estate services provided to the Company by Related under the Advisory Agreement, on July 13, 2021, the Company and Related entered into a Subscription Agreement whereby Related paid $5,000,000 to the Company and the Company issued to Related: (i) 500,000 shares of the Company’s Class A Common Stock, (ii) warrants (the “Series A Warrant”) to purchase 2,000,000 shares of Class A Common Stock and (iii) warrants (the “Series B Warrant”) to purchase 6,000,000 shares of Class A Common Stock.

The Class A Common Stock was fully issued and has no restrictions other than a six-month lock-up period from the date of issuance.

The Series A Warrant allows the holder to purchase 2,000,000 shares of Class A Common Stock at a price of $11.50 per share and expires after five years on July 13, 2026. The holder is permitted to execute a cashless settlement by surrendering unexercised warrants equal to the value of the aggregate warrant price needed to exercise the warrants subject to settlement. The warrants vested immediately in consideration of Related identifying two sites and the Company entering into two specified leases (Bronx Terminal Market and 1915 Third Avenue) but the shares of Class A Common Stock remain subject to a six month lock-up period from the date of issuance.

The Series B Warrant allows the holder to purchase up to 6,000,000 shares of Class A Common

Stock at a price of $11.50 per share. The Series B Warrant generally expires upon the later of July 13, 2026, or the one year anniversary of the vesting event. The Series B Warrant is subject to vesting provisions that are triggered when the Company opens a facility that is subject to a leased property that is part of the Advisory Agreement. The warrants for 500,000 shares will vest upon each site opening (for a total of up to 12 future leases). As such, these warrants are consideration for finding the location and the Company the facility. Upon execution of the Advisory Agreement, the Company determined it was not deemed probable that these warrants would vest.

The Company assessed the substance of the Subscription Agreement and determined that the instruments granted should be assessed under the guidance of ASC 718 because these awards are nonemployee awards issued in exchange for services to be rendered per the Advisory Agreement, and the fair value of the awards exceeds the cash received. The instruments issued were classified as permanent equity.

In accordance with ASC 718, the measurement date is the grant date (i.e., the date on which the measurement of the award is fixed) for equity-classified awards. The Company considered the accounting guidance of ASC 718-10-25-5 and ASC 718-10-55-80–82 and concluded that July 13, 2021 is the grant date for all of these instruments. As such, the Company performed valuations of each instrument as of the July 13, 2021 grant date and determined the fair value is: $6.6 million for shares of Class A Common Stock, $12.9 million for the Series A Warrant, and $30.4 million for the Series B Warrant, prior to consideration of the $5.0 million cash payment.

As noted above, the instruments issued were exchanged for services to be provided by Related, as well as $5.0 million of cash proceeds. To determine how the $5.0 million should be allocated between the issued securities, the Company utilized a relative fair value method for awards probable of vesting, which it used by analogy consistent with ASC 815-15-30-2. As further discussed below, the performance obligation required for vesting of the Series B Warrant was not considered probable at the time of the issuance and accordingly the Company did not allocate any of the fair value of the $5,000,000 cash proceeds to the Series B Warrant.

The table below illustrates the allocation:

Instrument	Issue Date Fair Value Per Instrument	Quantity	Total Issue Date Fair Value	%	Allocation of Cash Proceeds
Class A Common	$13.30	500,000	$6,650,000	34%	$1,702,174
Series A Warrant	$6.44	2,000,000	12,884,000	66%	3,297,856
Total			$19,534,000		$5,000,000

The services values for common shares and Series A Warrant were thereby reduced by the $5.0 million received in cash, as outlined above. Given the allocation of the cash proceeds, the ultimate value of the service was deemed to be $4.9 million for Common shares, $9.6 million for the Series A Warrant and $30.4 million for the Series B Warrant.

Given this background, below is the accounting for each award.

Class A Common Stock:

As outlined in the Advisory Agreement, Related will provide the Company general real estate advisory services, as well as identify potential sites and assist in the negotiation of real estate leases, including negotiating with landlords. The Company concluded that the Class A Common Stock was in consideration for the general real estate advisory services, rather than initial direct costs, because the vesting and terms of the Class A Common Stock were not tied directly to identification and ultimate leasing of specific sites, whereas the vesting of both the Series A and Series B Warrant were success-based commissions tied to the opening of new sites.

The Company considered ASC 718-10-25-2c and ultimately concluded that the general real estate advisory services received from Related are being received ratably over the 12-year term of the Advisory Agreement. The Company considered the facts and circumstances related to the issuances of the share of Class A Common Stock, which are nonforfeitable awards granted for advisory services that are to be provided over the contractual term of the Advisory Agreement (12 years). Accordingly, the Company recorded this upfront payment for ongoing services in June 2021 as a debit to other assets (with current and non-current portions) for $4.9 million, debited cash for $1.7 million allocated to the Class A Common Stock and credited common stock/APIC for $6.6 million. This other asset is amortized ratably over the 12-year term of the Advisory Agreement.

Series A Warrant:

The Company concluded the Series A Warrant is a commission to Related for its real estate services in connection with securing the leases associated with the Third Avenue site and the Bronx Terminal Market site. For these sites, the Company determined that the Series A Warrant is an initial direct cost in accordance with ASC 840-20-25-17 through 19 because the cost results directly from and is essential to acquire that lease and would not have been incurred had the lease not been executed. Related does not need to provide any incremental services subsequent to lease signing in order to earn the warrants. As such, for the initial direct costs, the Company recorded an asset in 2021 of $9.6 million, debited cash for $3.3 million for the allocated cash and credited APIC for the fair value of the Series A Warrant of $12.9 million.

On a monthly basis, these assets are amortized over the term of the lease, which was 15 years for both leases.

Series B Warrant (periods presented through Q3 2022):

The Series B Warrant vesting provisions state that the services for the Series B Warrant relate to site development of 12 future sites not yet identified. Because these sites were contemplated but not yet identified at the time of signing the Advisory Agreement, the Company initially concluded it was not probable that these awards would vest. Moreover, the services related to these Series B Warrant had not been performed. Accordingly, the Company had not recognized any costs related to these awards at the time the arrangement with Related was signed. However, as the Series B Warrant is equity classified and the grant date has been established (July 13, 2021), the grant date fair value will be used to recognize any future costs related to the Series B Warrant.

We recognized the costs of the Series B Warrant at the time we believed it was probable that a site identified by Related would be opened, which is generally on or soon after the execution of the lease. Three sites became probable of opening in 2022. As such, we recognized these warrants for 1.5 million shares of Class A Common Stock during 2022. For the leased sites that were executed in 2022, the value of the warrants was determined to be initial direct costs in accordance with ASC 840-20-25-17 through 19 because the costs result directly from and are essential to acquire that lease and would not have been incurred had the lease not been executed, and as no services are required to be performed by Related subsequent to lease signing in order to earn the warrants. As such, the initial direct costs were recorded as current and non-current other assets upon each site opening becoming probable, resulting in a debit to other asset of $2.5 million and an offsetting credit to APIC. The $2.5 million per site was calculated based on the grant date fair value of $30.4 million divided by 12 sites over which the 6 million shares of Class A Common Stock underlying the Series B Warrant vests as a commission for each lease the Company executes.

Upon lease commencement, these other assets are amortized over the term of the lease.

Adoption of ASC 842:

In conjunction with the 2022 Form 10-K, the Company reflected the adoption of ASC 842, consistent with the exemption provisions for Emerging Growth Companies of Section 102(b)(1) of The Jobs Act. The Company elected the package of practical expedients, including the practical expedient to not reassess prior conclusions related to initial direct costs for leases that commenced prior to the ASC 842 adoption date of January 1, 2022. As the adoption of ASC 842 does not affect the Advisory Agreement, the prepaid service agreement in conjunction with the issuance of shares of Class A Common Stock continues to be recorded within the current and noncurrent other assets balances.

Series B Warrant that vested in 2022 were evaluated in accordance with ASC 842 and will continue to be accounted for as initial direct costs for leases that also commenced in 2022. With respect to one property, while the cost of warrants were recognized, the associated lease has not commenced. Accordingly, the Company recognized these costs in other assets and credited APIC for the warrants. When the associated lease commences, the other asset will be recognized as initial direct costs in the right of use asset.

Other assets:

•
The components of the $111 million and $173 million referenced in the Staff’s comment are as follows (in thousands):

	September 30, 2022	December 31, 2021	Change
Current Assets
Cash	$53,315	$47,917	$5,398
Accounts receivable, net	85,766	41,998	43,768
Inventory	911	550	361
Warrants and prepaid expenses	4,757	3,786	971
Risk settlements due from providers	537	539	(2)
Total Current Assets	145,286	94,790	50,496

Other assets	28,154	15,960	12,194

Component total	$173,440	$110,750	$62,690

The $62.7 million increase was primarily attributable to $43.8 million increase in accounts receivable, net, a $7.5 million increase in other assets reflecting an increase in cash collateral for the Company’s letters of credit, a $5.4 million increase in cash, and a $0.9 million increase in other long-term assets. The increase in Warrants and other assets is comprised of a $0.4 million increase relating to vesting of Series B Warrant and $0.6 million relating to various other current assets. The increase in other assets is comprised of (a) a net increase of $3.6 million related to the vesting of additional Series B Warrants offset by amortization of the Advisory Agreement and, initial direct costs, and (b) a net increase of $8.6 million relating to various other assets not related to the Advisory Agreement.

During the three months ended December 31, 2022, there was one additional lease executed that resulted in the vesting of additional Series B Warrant Shares, for a total of $7.6 million of Series B vesting in fiscal year 2022 (prior to amortization).

****************

If you have any questions related to this letter, please contact the undersigned at (786) 360-4768 or Erick Fernandez, the Company’s Chief Accounting Officer, at (305) 239-8937.

Sincerely,

/s/ Kevin Wirges

Kevin Wirges

Chief Financial Officer and Treasurer